Exhibit 99.8

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2	Date of Material Change

March 30, 2021.

Item 3	News Release

On March 30, 2021, a news release in respect of the material change was disseminated through Cision and a copy thereof has been filed on SEDAR.

Item 4	Summary of Material Change

On March 30, 2021, the Company exercised its option to acquire 348,068 pounds of uranium pursuant to its existing arrangements with Yellow Cake plc (“Yellow Cake”) at a price of US$28.73 per pound.

Item 5	Full Description of Material Change

On March 30, 2021, the Company exercised its option to acquire 348,068 pounds of uranium pursuant to its existing arrangements with Yellow Cake at a price of US$28.73 per pound. The Company expects to complete the acquisition and take delivery of the uranium on or before April 30, 2021.

The acquisition is being completed pursuant to the option granted to the Company in connection with its an option to acquire physical uranium granted to it by Yellow Cake under a subscription agreement between the parties dated June 7, 2018. Pursuant to the option, the Company may acquire between US$2.5 million and US$10 million of uranium per year from Yellow Cake between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of uranium.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Scott Melbye

Chief Executive Officer

Phone: 604-396-8222

Item 9	Date of Report

March 30, 2021.